June 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas O’Leary and Jane Park Division of Corporate Finance Office of Industrial Applications and Services

Re:	Hypha Labs, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed April 21, 2025

File No. 024-12579

Ladies and Gentlemen:

Hypha Labs, Inc., a Nevada corporation (the “Company” or “we”), has today submitted to the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), a second public amendment (the “Amendment”) to its offering statement on Form 1-A filed on February 24, 2025 (the “Offering Statement”), as amended on April 21, 2025 (the “Prior Amendment”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to the Company dated May 1, 2025. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Prior Amendment. References to page numbers in our responses are to page numbers in the amended Offering Statement or the Offering Circular that forms a part thereof. Capitalized terms defined in the Offering Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Offering Statement.

Amendment No. 1 to Offering Statement on Form 1-A filed April 21, 2025

Cover Page

1.	We note your revisions in the footnotes in response to prior comment 2. Please include in the table itself all of the securities offered by the company, including the bonus shares and the shares of common stock issuable upon conversion of the Series D Preferred Stock and upon exercise of the warrants.

RESPONSE: We have revised the table to include all of the securities offered by the Company, including the bonus shares and the shares of common stock issuable upon conversion of the Series D Preferred Stock and upon exercise of the warrants.

2.	We note your disclosure in footnote 6 that Mr. Douglass currently has the right to vote a majority of the voting power of your outstanding capital stock and will continue to do so following this offering. Please revise to disclose the percentage voting control of Mr. Douglass. Additionally, we note that the superscript for footnote 6 is not included in the table or elsewhere on the cover page. Please revise accordingly.

RESPONSE: We have revised footnote 5 (previously numbered as footnote 6) to include the percentage voting control of Mr. Douglass. We have also revised the table to include the superscript for footnote 5 (previously numbered as footnote 6).

June 16, 2025

Plan of Distribution, page 32

3.	We note your revisions in response to prior comment 4 for the equity volume perks and the non-equity perks. Please explain whether each perk changes the value of the offered securities.

RESPONSE: We have included additional disclosure regarding whether each perk changes the value of the offered securities.

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in its submissions and later filings of the Offering Statement, notwithstanding any review, comments, action or absence of action by the Staff. The Company also acknowledges that, following qualification of the Offering Statement, Rule 257 of Regulation A requires the Company to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Sincerely,

/s/ A. Stone Douglass
A. Stone Douglass
Chief Executive Officer

cc:	Alison Newman, Esq.
Sarah Hewitt, Esq.